SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Platform Specialty Products Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

72766Q105

(CUSIP Number)

Roy J. Katzovicz

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

(212) 813-3700

With a copy to:

Alan Sinsheimer

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72766Q105

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 42,737,394
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 42,737,394
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,737,394
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*	This calculation is based on 138,015,981 shares of Common Stock, par value $0.01 per share (“Common Stock”), outstanding as of October 3, 2014 as reported in the Issuer’s Schedule 14A filed on October 6, 2014 plus 25,465,024 shares of Common Stock the Issuer is in the process of selling to investors as reported in the Issuer’s press release issued on October 6, 2014.

CUSIP No. 72766Q105

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 42,737,394
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 42,737,394
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,737,394
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This calculation is based on 138,015,981 shares of Common Stock outstanding as of October 3, 2014 as reported in the Issuer’s Schedule 14A filed on October 6, 2014 plus 25,465,024 shares of Common Stock the Issuer is in the process of selling to investors as reported in the Issuer’s press release issued on October 6, 2014.

CUSIP No. 72766Q105

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 42,737,394
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 42,737,394
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,737,394
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This calculation is based on 138,015,981 shares of Common Stock outstanding as of October 3, 2014 as reported in the Issuer’s Schedule 14A filed on October 6, 2014 plus 25,465,024 shares of Common Stock the Issuer is in the process of selling to investors as reported in the Issuer’s press release issued on October 6, 2014.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Platform Specialty Products Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5200 Blue Lagoon Drive, Suite 855, Miami, Florida 33126.

Item 2.	Identity and Background

(a), (f) This statement is being filed by:

(i)	Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”);

(ii)	PS Management GP, LLC, a Delaware limited liability company (“PS Management”); and

(iii)	William A. Ackman, a citizen of the United States of America (together with Pershing Square and PS Management, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of October 7, 2014, a copy of which is filed herewith as Exhibit 99.1

(b) The address of the principal business and principal office of each of the Reporting Persons is 888 Seventh Avenue, 42nd Floor, New York, New York 10019.

(c) Pershing Square’s principal business is to serve as investment advisor to certain affiliated funds.

PS Management’s principal business is to serve as the sole general partner of Pershing Square.

The principal occupation of William A. Ackman is to serve as the Chief Executive Officer of Pershing Square and the managing member of PS Management.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pershing Square advises the accounts of Pershing Square, L.P., a Delaware limited partnership (“PS”), Pershing Square II, L.P., a Delaware limited partnership (“PS II”), Pershing Square International, Ltd., a Cayman Islands exempted company (“PS International”), and Pershing Square Holdings, Ltd., a limited liability company incorporated in Guernsey (“PSH” and together with PS, PS II and PS International, the “Pershing Square Funds”). Prior to October 3, 2014, Pershing Square had purchased for the accounts of the Pershing Square Funds an aggregate of 33,333,330 shares of Common Stock for total consideration of $341,666,630. On October 3, 2014, Pershing Square entered into a subscription agreement referred to in Item 6 to purchase an additional 9,404,064 shares of Common Stock for total consideration of $240,649,997.76. The Pershing Square Funds funded the prior purchases and will fund the purchase under such subscription agreement out of their capital.

Item 4.	Purpose of Transaction

The Reporting Persons believe that the Issuer’s Common Stock is undervalued and is an attractive investment. Accordingly, when the Issuer offered the Reporting Persons on behalf of the Pershing Square Funds the opportunity to subscribe for additional shares pursuant to the subscription agreement referred to in Item 6, they accepted. The Reporting Persons had previously filed a Schedule 13G with respect to Common Stock they had beneficially owned prior to the Issuer’s initial public offering and, as a result of this purchase, are now switching to Schedule 13D as required by law.

The Reporting Persons have a representative on the board of directors of the Issuer and they may, directly or through that representative, engage in discussions with the Issuer and Issuer’s management and board of directors, other stockholders of the Issuer and other persons that may relate to governance and board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and the future of the Issuer. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer and Issuer’s management and the board of directors, other stockholders of the Issuer and other persons.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a), (b)

The Reporting Persons beneficially own 42,737,394 shares of Common Stock (the “Subject Shares”), which number includes 9,404,064 shares that will be purchased pursuant to the subscription agreement referred to in Item 6. The Subject Shares represent approximately 26.1% of the shares of Common Stock outstanding or in the process of being sold to investors, based on 138,015,981 shares of Common Stock outstanding as of October 3, 2014 as reported in the Issuer’s Schedule 14A filed on October 6, 2014 plus 25,465,024 shares of Common Stock the Issuer is in the process of selling to investors as reported in the Issuer’s press release issued on October 6, 2014.

Pershing Square, as the investment adviser to the Pershing Square Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, PS Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. By virtue of William A. Ackman’s position as the Chief Executive Officer of Pershing Square and managing member of PS Management, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.

(c)

Exhibit 99.2 filed herewith, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in shares of Common Stock that were effected in the past sixty days by the Reporting Persons for the benefit of the Pershing Square Funds. Except as set forth in Exhibit 99.2, within the last 60 days, no reportable transactions were effected by any Reporting Person.

(d)

The Pershing Square Funds have the right to receive dividends from, and the proceeds from the sale of, the Subject Securities. Each of the Pershing Square Funds other than PS II owns more than 5% of the Common Stock (calculated in a manner analogous to that described in Item 5(a)).

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In November 2013, Pershing Square on behalf of the Pershing Square Funds entered into an agreement with the Issuer giving the Pershing Square Funds registration rights for the shares of Common Stock they may hold from time to time. A copy of that agreement is filed herewith as Exhibit 99.3 and is incorporated by reference into this Item 6 as if restated in full herein.

On October 3, 2014, Pershing Square on behalf of the Pershing Square Funds entered into a subscription agreement with the Issuer pursuant to which the Pershing Square Funds will purchase from the Issuer an aggregate of 9,404,064 shares of Common Stock on the date the purchase is approved by stockholders of the Issuer. A copy of the subscription agreement and related documents (including a form of registration rights agreement for the shares to be purchased) is filed herewith as Exhibit 99.4 and is incorporated by reference into this Item 6 as if restated in full herein.

Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated as of October 7, 2014, among Pershing Square, PS Management and William A. Ackman.

Exhibit 99.2	Trading data.

Exhibit 99.3	Agreement relating to registration rights, dated November 7, 2013 and countersigned November 9, 2013, between Pershing Square on behalf of the Pershing Square Funds and the Issuer.

Exhibit 99.4	Subscription Agreement, dated October 3, 2014, between Pershing Square on behalf of the Pershing Square Funds and the Issuer.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2014

PERSHING SQUARE CAPITAL MANAGEMENT, L.P. By: PS Management GP, LLC, its General Partner

By	/s/ William A. Ackman
Wiiliam A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

Exhibit 99.1	Joint Filing Agreement, dated as of October 7, 2014, among among Pershing Square, PS Management and William A. Ackman.

Exhibit 99.2	Trading data.

Exhibit 99.3	Agreement relating to registration rights, dated November 7, 2013 and countersigned November 9, 2013, between Pershing Square on behalf of the Pershing Square Funds and the Issuer.

Exhibit 99.4	Subscription Agreement, dated October 3, 2014, between Pershing Square on behalf of the Pershing Square Funds and the Issuer.